UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of August 6, 2015

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following:

2015 SPECIAL SHAREHOLDERS MEETING

On August 6, 2015, RiT Technologies Ltd. (the “Company”) announced that it is convening a Special Meeting of Shareholders (the "Meeting") on Thursday, September 10, 2015 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

As indicated in said PR, the Company expects to mail to its shareholders the Notice and Proxy Statement for the Meeting and the related proxy card, in the coming days.

A copy of the Proxy Statement and the related Proxy Card draft are attached as Exhibit 99.2 and Exhibit 99.3, respectively, to this Form 6-K.

For the avoidance of doubt, the requisite majority for approval of the proposals in the Meeting is as set forth in the Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: August 6, 2015	By:	/s/ Eran Erov
Eran Erov
VP Finance

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated August 6, 2015: RiT Technologies Announces Special Meeting of Shareholders.

99.2	Notice and Proxy Statement for Special Meeting of shareholders

99.3	Form of Proxy Card draft for Special Meeting of shareholders